

Mail Stop 3720

October 5, 2007

Peter Lurie, Esq.
Secretary
Virgin Mobile USA, Inc.
10 Independence Boulevard
Warren, NJ 07059

> **Re:** **Virgin Mobile USA, Inc.**
> **Amendment No. 5 to Form S-1**
> **Filed September 25, 2007**
> **File No. 333-142524**

Dear Mr. Lurie:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation Discussion and Analysis, page 128

1. You disclose on page 131 that you recently amended the 2007 Annual Incentive Plan and 2005 Debt Bonus Plan to provide for a one-time, 25% adjustment. Please explain what you mean by "25% adjustment." Also discuss how you changed the long-term value and EBITDA threshold levels under these plans.

2. We note your response to comment three of our letter dated September 14, 2007. In your response letter, tell us why you have not included the Debt Bonus Plan payments in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table. Also tell us why you have not included these payments in the Estimated Future Payouts Under Non-Equity Incentive Plan Awards table.

3. We note your response to comment four of our letter dated September 14, 2007 and the new table you have provided on page 146. The intent of our comment was to have you revise the grant of plan-based awards table to use the format for

the table set forth in Regulation S-K Item 402(d). Please provide one table in the format required under Regulation S-K Item 402(d) for the grant of plan-based awards in 2006.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Derek B. Swanson, Attorney-Adviser, at (202) 551-3366, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any other questions .

Sincerely,

/s/ Kathleen Krebs
For Larry Spirgel
Assistant Director